UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                      The Rattlesnake Holding Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    753904104
     -----------------------------------------------------------------------
                                 (CUSIP Number)

Bruce Glaser, 830 Third Avenue, Fourth Floor, New York, NY 10022 (212) 829-5800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  April 6, 1999
     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                      (Continued on the following page(s))
                               Page 1 of 26 Pages

--------------------                                          ------------------
CUSIP No. 719569-949              SCHEDULE 13D                Page 2 of 26 Pages
--------------------                                          ------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates, L.P.
      13-3467952
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             14,937,173
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        14,937,173
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,937,173
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No. 719569-949              SCHEDULE 13D                Page 3 of 26 Pages
--------------------                                          ------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Corp.
      13-3468747
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             14,937,173
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        14,937,173
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      14,937,173
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No. 719569-949              SCHEDULE 13D                Page 4 of 26 Pages
--------------------                                          ------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               2,194,457
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             14,937,173
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        2,194,457
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        14,937,173
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,131,630
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No. 719569-949              SCHEDULE 13D                Page 5 of 26 Pages
--------------------                                          ------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               2,523,309
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             14,937,173
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        2,523,309
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        14,937,173
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      17,460,482
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No. 719569-949              SCHEDULE 13D                Page 6 of 26 Pages
--------------------                                          ------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Keith Rosenbloom
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               523,906
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             14,937,173
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        523,906
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        14,937,173
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,461,079
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No. 719569-949              SCHEDULE 13D                Page 7 of 26 Pages
--------------------                                          ------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Basil Ascuitto
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               328,104
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             14,937,173
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        328,104
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        14,937,173
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,265,277
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      36.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------                                          ------------------
CUSIP No. 719569-949              SCHEDULE 13D                Page 8 of 26 Pages
--------------------                                          ------------------


--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Beuret
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      00
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               1,727,334
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             14,937,173
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        1,727,334
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        14,937,173
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      16,664,507
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      38.8%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 26 Pages


Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.01 per share ("Common Stock"), of The Rattlesnake Holding Company, Inc. (the "Company"). The address of the Company's principal executive office is 2 South Main Street, South Norwalk, Connecticut 06854.

      The shares of Common Stock that are the subject of this statement either
      (A) were issued (i) in a private placement completed in June 1998 (the "Bridge Financing"); (ii) in connection with a merger and acquisition advisory agreement (the Advisory Shares"); or (ii) in connection with an amendment to a financial consulting agreement (the "Consulting Shares"); or (B) are issuable (i) upon exercise of five-year $.05 warrants (the "Agent's Bridge Warrants") issued as placement agent compensation in connection with the Bridge Financing; (ii) upon exercise of five-year $.05 warrants subsequently issued to investors in the Bridge Financing; (iii) upon conversion of shares of the Company's convertible preferred stock (the "Preferred Shares") issued in a private placement completed in May 1999 (the "Preferred Offering") at a conversion rate of $.20 per share;
      (iv) upon exercise of five-year $.25 warrants issued to investors in the Preferred Offering; or (v) upon exercise of five-year $.05 warrants (the "Agent's Preferred Warrants") issued as placement agent compensation in connection with the Preferred Offering.

Item 2. Identity and Background.

      This statement is filed jointly by Commonwealth Associates L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services, Commonwealth Associates Management Corp., the corporate general partner of Commonwealth ( "CAMC"), Michael S. Falk, the Chairman and controlling equity owner CAMC, Keith Rosenbloom, Basil Ascuitto and Robert Beuret, employees, directors and shareholders of CAMC, and Robert Priddy, a director and shareholder of CAMC (the "Reporting Persons").

      The officers of CAMC (the "CMAC Officers"), all of whom are U.S. citizens, are :

                       Michael Falk            Chief Executive Officer
                       Bruce Glaser            Chief Administrative Officer
                       Joseph Wynne            Chief Financial Officer
                       Basil Ascuitto          Chief Operating Officer

      The business address for all of the Reporting Persons other than Mr. Priddy is 830 Third Avenue, 4th Floor, New York, New York 10022. Mr. Priddy is a principal of RMC Capital, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067, an investment firm.

      During the past five years, none of the Reporting Persons or CAMC Officers has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting

                                                             Page 10 of 26 Pages


      or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Commonwealth acquired the Agent's Bridge Warrants and the Agent's Preferred Warrants for a nominal purchase price with funds provided from working capital. In no case were any funds borrowed. The Agent's Bridge Warrants and Agent's Preferred Warrants were distributed by Commonwealth among its employees, including the Reporting Persons (other than Mr. Priddy). The Reporting Persons currently hold an aggregate of 491,459 Agent's Bridge Warrants and 14,218,396 Agent's Preferred Warrants.

      Mr. Falk, Mr. Priddy, Mr. Rosenbloom and Mr. Ascuitto purchased an aggregate of 1,200,000 shares of Common Stock as investors in the Bridge Financing for an aggregate purchase price of $180,000, which amount was provided by such individuals from personal funds. In no case were any funds borrowed. Such individuals subsequently received an aggregate of 1,043,270 Bridge Warrants for no additional cash consideration.

      Commonwealth acquired the Advisory Shares as compensation for advisory services rendered to the Company. Commonwealth received the Consulting Shares pursuant to a two-year consulting agreement which originally provided for cash compensation in the aggregate amount of $96,000 but was subsequently converted into equity at the rate of $.05 per share.

      Mr. Falk and Mr. Priddy purchased Preferred Shares (convertible into an aggregate of 1,250,000 shares of Common Stock) as investors in the Preferred Offering for an aggregate purchase price of $250,000, which amount was provided from their personal funds. In no case were any funds borrowed.

Item 4. Purpose of Transaction.

      The Agent's Bridge Warrants, the Agent's Preferred Warrants, the Advisory Shares and the Consulting Shares were acquired by the Reporting Persons as compensation for services rendered to the Company solely for investment purposes and not for the purpose of acquiring control of the Company. The Bridge Warrants, the Preferred Shares and the Preferred Warrants were acquired to make a profitable investment.

      The Agency Agreement entered into in connection with the Preferred Offering gives Commonwealth the right to appoint a non-voting observer to the Company's Board of Directors while the Preferred Shares are outstanding.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of
      Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

                                                             Page 11 of 26 Pages


Item 5. Interest in Securities of the Issuer.

        For purposes of this Report, the Reporting Persons are deemed to beneficially own the shares of Common Stock issuable upon conversion of the Preferred Shares, even though the Preferred Shares cannot be converted until November 1999, more than 60 days from the date hereof.

(a)(1) Commonwealth is the beneficial owner of an aggregate of 14,937,173 shares of Common Stock, representing approximately 36.3% of the issued and outstanding shares of Common Stock of the Company. Commonwealth's holdings include the right to acquire (i) 354,375 shares issuable upon exercise of Agent's Bridge Warrants, and (ii) 10,864,140 shares issuable upon exercise of Agent's Preferred Warrants.

(a)(2) Mr. Falk is the beneficial owner of an aggregate of 17,131,630 shares of Common Stock, representing approximately 39.5% of the issued and outstanding shares of Common Stock of the Company. In addition to Commonwealth's 14,937,173 shares, Mr. Falk's holdings include the right to acquire (i) 250,000 shares issuable upon conversion of Preferred Shares, (ii) 12,929 shares issuable upon exercise of Agent's Bridge Warrants, (iii) 303,214 shares issuable upon exercise of Bridge Warrants, (iv) 62,500 shares issuable upon exercise of Preferred Warrants, and (v) 1,232,481 shares issuable upon exercise of Agent's Preferred Warrants. In his capacity as Chairman and controlling equity owner of CAMC, Mr. Falk shares voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities.

(a)(3) Mr. Priddy is the beneficial owner of an aggregate of 2,523,309 shares of Common Stock, representing approximately 7.8% of the issued and outstanding shares of Common Stock of the Company. Mr. Priddy's holdings include the right to acquire (i) 1,000,000 shares issuable upon conversion of Preferred Shares, (ii) 250,000 shares issuable upon exercise of Preferred Warrants, and (iii) 606,642 shares issuable upon exercise of Bridge Warrants. In his capacity as a director and equity owner of CAMC, Mr. Priddy shares indirect voting and dispositive power with respect to Commonwealth's 14,937,173 shares and may be deemed to be the beneficial owner of such securities, although Mr. Priddy disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(a)(4) Mr. Rosenbloom is the beneficial owner of an aggregate of 523,906 shares of Common Stock, representing approximately 1.7% of the issued and outstanding shares of Common Stock of the Company. Mr. Rosenbloom's holdings include the right to acquire (i) 3,694 shares issuable upon exercise of Agent's Bridge Warrants, (ii) 60,643 shares issuable upon exercise of Bridge Warrants, and (iii) 392,902 shares issuable upon exercise of Agent's Preferred Warrants. In his capacity as a director and equity owner of CAMC, Mr. Rosenbloom shares indirect voting and dispositive power with respect to Commonwealth's 14,937,173 shares and may be deemed to be the beneficial owner of such securities, although Mr. Rosenbloom disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

                                                             Page 12 of 26 Pages


(a)(5) Mr. Ascuitto is the beneficial owner of an aggregate of 328,104 shares of Common Stock, representing approximately 1.1% of the issued and outstanding shares of Common Stock of the Company. Mr. Ascuitto's holdings include the right to acquire (i) 10,040 shares issuable upon exercise of Agent's Bridge Warrants, (ii) 72,771 shares issuable upon exercise of Bridge Warrants, and (iii) 111,960 shares issuable upon exercise of Agent's Preferred Warrants. In his capacity as a director of CAMC, Mr. Ascuitto shares voting and dispositive power with respect to Commonwealth's 14,937,173 shares and may be deemed to be the beneficial owner of such securities, although Mr. Ascuitto disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(a)(6) Mr. Beuret is the beneficial owner of an aggregate of 1,727,334 shares of Common Stock, representing 5.5% of the issued and outstanding shares of Common Stock of the Company. Mr. Beuret's holdings include the right to acquire (i) 110,421 shares issuable upon exercise of Agent's Bridge Warrants and (ii) 1,616,913 shares issuable upon exercise of Agent's Preferred Warrants. In his capacity as a director of CAMC, Mr. Beuret shares voting and dispositive power with respect to Commonwealth's 14,937,173 shares and may be deemed to be the beneficial owner of such securities, although Mr. Beuret disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(b)     Number of shares as to which each such person has:

(1)     sole power to vote or to direct the vote:

        (i) Mr. Falk has the sole power to vote or to direct the vote of his 2,194,457 shares.

        (ii) Mr. Priddy has the sole power to vote or to direct the vote of his 2,523,309 shares.

        (iii) Mr. Rosenbloom has the sole power to vote or to direct the vote of his 523,906 shares.

        (iv) Mr. Ascuitto has the sole power to vote or to direct the vote of his 328,104 shares.

        (v) Mr. Beuret has the sole power to vote or to direct the vote of his 1,727,334 shares.

(2)     shared power to vote or to direct the vote:

        Commonwealth, CAMC, Michael Falk, Robert Priddy, Keith Rosenbloom, Basil Ascuitto and Robert Beuret share the power to vote or to direct the vote of Commonwealth's 14,937,173 shares.

(3)     sole power to dispose or to direct the disposition of:

        (i) Mr. Falk has the sole power to dispose or to direct the disposition of his 2,194,457 shares.

        (ii) Mr. Priddy has the sole power to dispose or to direct the disposition of his 2,523,309 shares.

        (iii) Mr. Rosenbloom has the sole power to dispose or to direct the disposition of his 523,906 shares.

                                                             Page 13 of 26 Pages


      (iv) Mr. Ascuitto has the sole power to dispose or to direct the disposition of his 328,104 shares.

      (v) Mr. Beuret has the sole power to dispose or to direct the disposition of his 1,727,334 shares.

(4)   shared power to dispose of or to direct the disposition of:

      Commonwealth, CAMC, Michael Falk, Robert Priddy, Keith Rosenbloom, Basil Ascuitto and Robert Beuret share the power to dispose or to direct the disposition of Commonwealth's 14,937,173 shares.

(c)   Inapplicable

(d)   Inapplicable

(e)   Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Inapplicable

Item 7. Materials to be Filed as Exhibits.

      (1) Agency Agreement dated as of October 1998 between Commonwealth and the Company

      (2) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act

                                                             Page 14 of 26 Pages


                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 23, 1999               Commonwealth Associates L.P.
       New York, New York

                                   By: Commonwealth Associates Management Corp., its general partner

                                   By: /s/ Joseph Wynne
                                       -----------------------------------------
                                           Joseph Wynne
                                           Chief Financial Officer

Dated: June 23, 1999               /s/ Michael S. Falk
       New York, New York          ---------------------------------------------
                                   Michael S. Falk

Dated: June 23, 1999               /s/ Robert Priddy
       Marietta, Georgia           ---------------------------------------------
                                   Robert Priddy

Dated: June 23, 1999               /s/ Keith Rosenbloom
       New York, New York          ---------------------------------------------
                                   Keith Rosenbloom

Dated: June 23, 1999               /s/ Basil Ascuitto
       New York, New York          ---------------------------------------------
                                   Basil Ascuitto

Dated: June 23, 1999               /s/ Robert Beuret
       New York, New York          ---------------------------------------------
                                   Robert Beuret